UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                (Amendment No.              )*
                              --------------


                PARADIGM MEDICAL INDUSTRIES, INC.
                        (Name of Issuer)


                          Common Stock
                 (Title of Class of Securities)


                            69900Q108
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 69900Q108        13G        Page 2 of 5 Pages


 1  NAME OF REPORTING PERSONS (Filing jointly)
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Thomas F. Motter

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) []
                                                         (b) []

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OR ORGANIZATION
    U.S.A. Citizen

                         5         SOLE VOTING POWER

      NUMBER OF                       694,666<F1>
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON         6        SHARED VOTING POWER
        WITH
                                        -0-

                      7        SOLE DISPOSITIVE POWER

                      8        SHARED DISPOSITIVE POWER

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             694,666<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*
    N/A

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12  TYPE OF REPORTING PERSON*
                   IN

<F1>  Includes 106,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Motter under the Company's 1995 Stock Option Plan.

      Item 1.
            (a)   Name of Issuer

                  Paradigm Medical Industries, Inc.

            (b)   Address of Issuer's Principal Executive Offices

                  1772 West 2300 South
                  Salt Lake City, Utah 84119

      Item 2.
            (a)   Name of Persons Filing

                  Thomas F. Motter

            (b) Address of Principal Business Office or, if none, Residence

                  1772 West 2300 South
                  Salt Lake City, Utah 84119

            (c)   Citizenship

                  United States of America

            (d)   Title of Class of Securities

                  Common Stock

            (e)   CUSIP Number

                  69900Q108

      Item 3.     If this statement is filed pursuant to Rule
13d-1(b), or 13d-2(b), check whether the person filing is a:  Not
Applicable.

            (a) ___    Broker or Dealer registered under Section
                       15 of the Act

            (b) ___ Bank as defined in section 3(a(6) of the Act

            (c) ___    Insurance Company as defined in section
                       3(a)(19) of the act

            (d) ___    Investment Company registered under
                       section 8 of the Investment Company Act

            (e) ___    Investment Adviser registered under
                       section 203 of the Investment Advisers
                       Act of 1940

            (f) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)

            (g) ___    Parent Holding Company, in accordance
                       with Sec. 240.13d-1(b)(ii)(G) (Note: See
                       Item 7)

            (h) ___    Group, in accordance with Sec.
                       240.13d-1(b)(1)(ii)(H)

      Item 4.  Ownership


            (a)   Amount Beneficially Owned as of December 31,
                  1996:

                  Thomas F. Motter: 694,666


            (b)   Percent of Class

                  Common Stock  21.7%

            (c)   Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote

                       Common Stock: 694,666 (includes 106,000
                       shares of Common Stock issuable upon the exercise of stock options granted to Mr. Motter under the Company's 1995 Stock Option Plan).

                  (ii) shared power to vote or to direct the
                       vote

                             -0-

                  (iii)sole power to dispose or to direct the
                       disposition of

                       Common Stock: 694,666 (includes 106,000
                       shares of Common Stock issuable upon the exercise of stock options granted to Mr. Motter under the Company's 1995 Stock Option Plan).

                  (iv) shared power to dispose or to direct the
                       disposition of

                             -0-



      Item 5.  Ownership of Five Percent or Less of a Class

      Not Applicable.


      Item 6. Ownership of More than Five Percent on Behalf of
Another Person

      Not Applicable.

      Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company

      Not Applicable.

      Item 8. Identification and Classification of Members of the Group

      Not Applicable.

      Item 9.  Notice of Dissolution of Group

      Not Applicable.

      Item 10.  Certification

      Not Applicable.

                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         June 18, 1997
                                               Date


                                         Thomas F. Motter